SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Communication Received from the Controlling Shareholder

Companhia Paranaense de Energia – Copel (“Copel” or “Company”), a company that generates, transmits, distributes, and trades energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), informs its shareholders and the market in general that, on this date, it received from the State of Paraná, the Company’s controlling shareholder, Official Letter CEE/G No. 554/2022, reproduced below:

Mr. Chief Executive Officer,

1. I hereby inform that the State of Paraná, as the controlling shareholder of the Companhia Paranaense de Energia – Copel (“Copel” or the “Company”), based on a study prepared by the State Companies Control Council – CCEE, intends to transform Copel into a corporation with dispersed capital and no controlling shareholder (true corporation), a transformation to be carried out involving a public offering for secondary distribution of common shares and/or depositary receipts (units) issued by the Company (“Transaction”).

2. The Transaction aims at raising funds to meet the investment needs of the State of Paraná, as well as increasing the value of its remaining shares held in Copel. Such increase shall be a result of the potential generation of value to shareholders, also due to a potential capitalization of the Company and acceleration of its business plan.

3. The governance structure provides that, once the Transaction is implemented, the State of Paraná shall remain with a relevant interest of no less than 15% of the Copel’s total capital stock and 10% of the total number of votes conferred by the voting shares issued by the Company. Therefore, the bylaws of Copel should be amended in order to reflect the following assumptions:

a)	provide that no shareholder or group of shareholders may exercise votes in a number exceeding 10% of the total amount of votes conferred by the voting shares in each resolution of the shareholders’ meeting;
b)	prohibit the execution of shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with a number of votes lower than the voting limit referred to in the previous item;
c)	establish that the Company’s headquarters must, obligatorily, be maintained in the State of Paraná;
d)	provide that the name of Copel must not change; and
e)

create a special preferred share, owned exclusively by the State of Paraná, pursuant to paragraph 7 of article 17 of Federal Law No. 6,404, of December 15, 1976, which will grant the veto right in the resolutions of the shareholders’ meeting related to the matters referred to in this paragraph and to the authorization for the managers to approve and implement the Annual Investment Plan of Copel Distribuição if the investments, as of this pricing cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), of that same cycle of Ordinary Pricing Review and/or, in the accumulated, untl the end of the concession.

In this case, such veto right granted by the special preferred share can only be exercised if the State of Paraná holds, at least, 10% of the total number of votes conferred by the voting shares issued by the Company.

4. Pursuant to article 27, XIX, of the Constitution of the State of Paraná, the Transaction is subject to prior legislative authorization, so that eventually a bill will be presented to be deliberated on by the state congressmen of Paraná, with the object of such authorization, reflecting the assumptions above.

5. The State Companies Control Council – CCEE, in attention to State Law No. 18,875, of September 27, 2016 (“Law 18,875”) and Decree No. 6,262, of February 20, 2017 (“Decree 6,262”), as amended, will be in charge of monitoring the process described herein while the Civil Office of the State of Paraná will be responsible for the acts of execution, and may even hire specialized consulting and technical advisory services required or appoint someone to do it.

6. The Transaction will also be subject to the analysis of the Audit Court of the State of Paraná (“TCE”), pursuant to Complementary Law 113, of December 15, 2005 (“Organic Law of the Audit Court of the State of Paraná”).

7. You are asked to communicate the contents of this letter to the Company’s internal governance bodies and provide for disclosure to the market in compliance with the applicable legislation.

Sincerely,

CARLOS MASSA RATINHO JUNIOR

State Governor”

The Company emphasizes that the above proposal to transform the Copel into a corporation with dispersed capital and no controlling shareholder depends on certain legal authorizations that will be assessed. The Company will also assess the proposed structure and the specific procedures for its implementation, including the eventual call for a shareholders’ meeting to deliberate on the matter.

The Company informs that the present material fact has essentially the function of communicating the referred communication of the State of Paraná to its shareholders and to the market in general and should not be considered or interpreted as an announcement of the effective implementation of such corporate transformation transaction. The Company will keep the market informed about relevant updates on the subject.

Curitiba, November 21, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 21, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.